Exhibit 99.1

ASX ANNOUNCEMENT 8 November 2018 Change to CEO’s Remuneration Melbourne, Australia, 8 November 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to advise changes to the remuneration package of the Company’s Chairman and interim CEO, Dr Paul Kasian. Dr Kasian’s executive salary has been updated to align his remuneration more closely with market rates and reflect the time, commitment and effort required to perform the interim CEO role. In accordance with ASX Listing Rule 3.16.4, the changes to Dr Kasian’s remuneration package, which will result in an increase of his total remuneration from $ 153,000 p.a. to $ 200,000 p.a. (inclusive of a 9.5% superannuation contribution) are as follows: Chairman and Directors fees: $ 103,772 p.a. unchanged, Salary: $ 49,227 p.a. increasing to $ 96,228 p.a. All other terms and conditions of Dr Kasian’s interim CEO agreement remain unchanged. The Board has also recently committed to undertake an executive search for a full time CEO. FOR FURTHER INFORMATION PLEASE CONTACT Dr Lindsay Wakefield Chairman – Remuneration Committee Genetic Technologies Limited + 61 3 8412 7000 Jason Wong (USA) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040